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SEC _____ OMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
FEB 2 8 2005
WASH...

PROCESSING
SECTION

SEC FILE NUMBER
8-51893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2004_____ AND ENDING _____12/31/2004_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Life Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Liberty Way

(No. and Street)

Dover   **NH**   **03820**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John T. Treece   **(603) 749-2600 x36281**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

Goodwin Square, 225 Asylum Street   **Hartford**   **CT**   **06103**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/11/05

OATH OR AFFIRMATION

I, _____John T. Treece_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____Liberty Life Securities LLC_____, as

of _____December 31_____, 2004___, are true and correct. I further swear (or affirm) that neither

the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified

solely as that of a customer, except as follows:

_____

_____

_____

                                            _____
                                                         Signature

                                            President, CCO, FINOPS
                                                          Title

_Vicki L. Laplume_____
        Notary Public

VICKI L. LAPLUME
Notary Public – New Hampshire
My Commission Expires December 18, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Liberty Life Securities LLC

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2004

Contents

**ERNST & YOUNG**

◻ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

◻ Phone: (860) 247-3100
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Managers
Liberty Life Securities LLC

We have audited the accompanying statement of financial condition of Liberty Life Securities LLC (the Company) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Life Securities LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 16, 2005

Liberty Life Securities LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash	$704,131
Accounts receivable	41,635
Prepaid expense	98,340
Total assets	$844,106

Liabilities and member's equity

Liabilities:

Due to Liberty Life Assurance Company of Boston	$ 214,066
Commissions payable	3,488
Accounts payable	75,696
Total liabilities	293,250

Member's equity:

Contributed capital	200,000
Retained earnings	350,856
Total member's equity	550,856
Total liabilities and member's equity	$844,106

See accompanying notes.

Liberty Life Securities LLC

Statement of Operations

Year ended December 31, 2004

Revenues:	
Commission income	$ 800,531
Total revenues	800,531
Expenses:	
Commission expense	448,812
Salary expense	342,231
General expense	166,881
Total expenses	957,924
Net loss	$ (157,393)

See accompanying notes.

Liberty Life Securities LLC

Statement of Changes in Member's Equity

	Contributed Capital	Retained Earnings	Total
Balance at December 31, 2003	$200,000	$508,249	$708,249
Comprehensive loss:			
Net loss	-	(157,393)	(157,393)
Comprehensive loss			(157,393)
Balance at December 31, 2004	$200,000	$ 350,856	$ 550,856

See accompanying notes.

Liberty Life Securities LLC

Statement of Cash Flows

Year ended December 31, 2004

Operating activities

Net loss	$ (157,393)
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(1,640)
Prepaid expense	7,566
Due to Liberty Life Assurance Company of Boston	25,884
Accounts payable	1,236
Commissions payable	(535)
Net cash used in operating activities	(124,882)
Net decrease in cash	(124,882)
Cash at beginning of year	829,013
Cash at end of year	$704,131

See accompanying notes.

Liberty Life Securities LLC

Notes to Financial Statements

December 31, 2004

1. Nature of Business and Organization

Liberty Life Securities LLC (the Company) acts as a retail broker/dealer distributing variable annuity contracts and variable life insurance contracts issued by insurance companies directly to institutional and individual investors in the United States. Additionally, the Company acts as a retail broker/dealer distributing redeemable securities issued by open-end and closed-end management investment companies.

The Company is wholly owned by Liberty Life Assurance Company of Boston (Liberty Life). Liberty Life is wholly owned by Liberty Life Holdings, Inc., which is 90% owned by Liberty Mutual Insurance Company and 10% owned by Liberty Mutual Fire Insurance Company. Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company are both wholly owned by Liberty Mutual Group, Inc. Liberty Mutual Group, Inc. is wholly owned by LMHC Massachusetts Holdings Inc., which is wholly owned by Liberty Mutual Holding Company Inc.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The financial statements have been prepared from the records maintained by the Company and are not necessarily indicative of the financial condition or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation (see Note 3).

2. Significant Accounting Policies

Basis of Accounting

The Company uses the accrual basis of accounting

Revenue Recognition

Commissions are calculated as a contractual percentage of sales and are recognized on a trade-date basis.

Income Taxes

The Company has elected to be treated as a partnership for tax reporting purposes. As such, there is no provision for state and federal income taxes as Liberty Life is taxed on the Company's earnings.

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. Related-Party Transactions

Services Agreement

Under an amended Service Agreement between the Company, Liberty Life, and Liberty Mutual, Liberty Mutual provides personnel, office space, equipment, computer processing and other services. The Company reimburses Liberty Mutual for these services at cost, and for any other special services supplied at the Company's request. Substantially all of the Company's salary and general expenses incurred in 2004 related to this agreement. The amended agreement also states that the Company will no longer be reimbursed for expenses that it pays directly.

4. Benefit Plans

Significant benefit plans are sponsored by Liberty Mutual and the associated costs are shared by members of the Liberty Companies. Liberty Mutual's sponsored plans are summarized as follows:

(a) *Pension Plan*

Liberty Mutual sponsors noncontributory defined benefit pension plans (the Plans) covering U.S. employees who have attained age 21 and have completed one year of service and Canadian employees who have completed one year of service. The benefits are based on years of service and the employee's "final average compensation" which is the employee's average annual compensation for the highest five consecutive calendar years during the ten years immediately preceding retirement.

Assets of the Plans consist primarily of investments in life insurance company separate accounts and a collective investment trust fund, which invests primarily in fixed income and Standard and Poor's Index of 500 equity securities. At December 31, 2004 assets of the Plans totaling $2,169,984,169 were held in separate accounts managed by Liberty Life.

4. Benefit Plans (continued)

(b) *Postretirement Benefits*

Liberty Mutual provides certain health care and life insurance benefits (postretirement) for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age and have ten years of service working for the Liberty Companies. Alternatively, retirees may elect certain prepaid health care benefit plans. Life insurance benefits are based upon a participant's final compensation subject to the plan maximum.

(c) *Thrift-Incentive Plan*

Liberty Mutual sponsors a defined contribution savings plan for all employees of the Liberty Companies who meet certain eligibility requirements. During 2004 employees were permitted to contribute a percentage of their annual compensation on a combined before-tax and after-tax basis, subject to certain limitations imposed by the Tax Reform Act of 1986. In 2004 Liberty Mutual matched a percentage of contributions made by employees.

The total amount charged to the Company covering their employees for the above three benefit plans was $13,595 in 2004.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital and a minimum net capital requirement of $452,473 and $25,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.65:1.

Supplemental Information

Liberty Life Securities LLC

Schedule I—Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Aggregate indebtedness	$293,250
Net capital:	
Member's capital	$550,856
Less nonallowable assets	98,383
Total net capital	$452,473
Net capital requirements:	
$25,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 25,000
Net capital in excess of requirements	427,473
Total net capital	$452,473
Ratio of aggregate indebtedness to net capital	0.65:1

No differences exist between the computation of aggregate indebtedness and net capital under Rule 15c3-1 included in this Audit Report and the computations included in the unaudited Form X-17a-5, Part IIA filing as of December 31, 2004.

Liberty Life Securities LLC

Schedule II—Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the Securities and
Exchange Commission
and
Schedule III—Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and
Exchange Commission

December 31, 2004

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(2)(i) of
that rule at December 31, 2004.

≡Ⅱ ERNST & YOUNG

□ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

□ Phone: (860) 247-3100
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Board of Managers
Liberty Life Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Life Securities LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 16, 2005

Ernst & Young LLP